Exhibit 36
PAUL J. DOLAN
7585 TWIN LAKES TRAIL
CHAGRIN FALLS, OH 44022
February 6, 2007
Class B Stockholders
c/o Mr. William A. Frewin, Jr.
Dolan Family Office
340 Crossways Park Drive
Woodbury, NY 11797
Dear Fellow Class B Stockholders:
          This letter shall serve as written notice, in accordance with Section 8.1 of the Class B Stockholders Agreement, dated as of March 19, 2004 (the “Stockholders Agreement”), that the CFD Trust No. 10 has elected to opt out of the Stockholders Agreement. The Trust has requested that Cablevision System Corporation convert all shares of Cablevision NY Group Class B common stock held by the Trust into shares of Cablevision NY Group Class A common stock (the “Conversion”). The Trust’s withdrawal from the Stockholders Agreement will be effective upon the consummation of the Conversion.

Sincerely,

CFD TRUST NO. 10

By: /s/ Paul J. Dolan

Name:	Paul J. Dolan
Title:	Trustee